

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2015

<u>Via E-mail</u>
James Salem
Executive Vice-President and Treasurer
Royal Bank of Canada
RBC Covered Bond Guarantor Limited Partnership
200 Bay Street
Royal Bank Plaza
Toronto, Ontario, Canada M5J 2J5

> **Re: Royal Bank of Canada**
> **RBC Covered Bond Guarantor Limited Partnership**
> **Registration Statement on Form F-3**
> **Filed April 22, 2015**
> **File No. 333-203567**

Dear Mr. Salem:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise the prospectus to disclose that you will provide asset-level information for offerings of securities issued after the compliance date for the asset-level data requirements (November 23, 2016). Please also revise to indicate that the asset-level information you will file on Form ABS-EE will be incorporated by reference into the prospectus consistent with the Royal Bank of Canada No Action Letter (pub. available May 18, 2012) and Regulation AB, as amended. If you do not intend to comply with the asset-level disclosure requirements by November 23, 2016, please confirm that you will cease to use the registration statement to make offers and sales of these securities after that date, and revise your disclosure to include any material risks related to that decision.

2.   We note that you are registering your offering in reliance on our position enunciated in the Royal Bank of Canada No Action Letter (pub. available May 18, 2012). Accordingly, please confirm that you are registering your offering in reliance on our position contained in the no-action letter and confirm to us that the offering will be conducted in accordance with the terms and subject to the conditions set forth therein, in particular with respect to the disclosure of material information about the cover pool consistent with the disclosure requirements specified in Regulation AB, as amended.

3.   We note your statement on page 102 that you intend to provide statistical data for the Covered Bond Portfolio in a prospectus supplement. Please amend the registration statement to include the form of prospectus supplement to which you refer.

The Servicer, page 106

Servicing Procedures with respect to Loans and Relates Security, page 107

4.   We note your statement that a servicer may waive, vary, or modify any term of any loan or consent to the postponement of strict compliance with any such term or in any matter grant indulgence to any Borrower. Item 1111(e) of Regulation AB, which is part of the new disclosure requirements that issuers must comply with by November 23, 2015, requires a description of any provisions in the transaction agreements governing the modification of the terms of any asset, including how such modification may affect the cash flows from the assets or to the securities. See Release No. 33-9638 (Sept. 4, 2014). If your transaction agreements contain modification provisions, please revise to indicate that you will provide this information or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

CC: Jerry R. Marlatt
Morrison & Foerster LLP